    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON          , 1995

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                                 COMDISCO, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               36-2687938
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)
         6111 NORTH RIVER ROAD                   PHILIP A. HEWES, ESQ.
        ROSEMONT, ILLINOIS 60018            SENIOR VICE PRESIDENT/LEGAL AND
             (708) 698-3000                            SECRETARY
   (ADDRESS, INCLUDING ZIP CODE, AND                 COMDISCO, INC.
 TELEPHONE NUMBER, INCLUDING AREA CODE,          6111 NORTH RIVER ROAD
  OF REGISTRANT'S PRINCIPAL EXECUTIVE           ROSEMONT, ILLINOIS 60018
                OFFICES)                             (708) 698-3000
                                        (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                                         TELEPHONE NUMBER, INCLUDING AREA CODE,
                                                 OF AGENT FOR SERVICE)
                                   COPIES TO:
           LOLA M. HALE, ESQ.                  ROBERT J. DONATUCCI, ESQ.
         MCBRIDE BAKER & COLES                        BROWN & WOOD
  500 WEST MADISON STREET, 40TH FLOOR            ONE WORLD TRADE CENTER
        CHICAGO, ILLINOIS 60661              NEW YORK, NEW YORK 10048-0557

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       PROPOSED       PROPOSED
                                                       MAXIMUM        MAXIMUM
                                         AMOUNT       AGGREGATE      AGGREGATE      AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES       TO BE          PRICE         OFFERING     REGISTRATION
         TO BE REGISTERED            REGISTERED(1)   PER UNIT(2)    PRICE(2)(3)        FEE
- -----------------------------------------------------------------------------------------------
 Senior Debt Securities...........    $500,000,000       100%       $500,000,000   $172,415.00

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Or, if Senior Debt Securities are to be issued with a principal amount denominated in a foreign currency or composite currency such greater principal amount as shall result in an aggregate initial offering price equivalent to $500,000,000 at the time of initial offering, or if at an original issue discount, such greater principal amount as shall result in proceeds to the registrant of $500,000,000.
(2) Estimated solely for purpose of calculating the registration fee.
(3) Exclusive of accrued interest, if any.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
       SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED

PROSPECTUS
                                  $500,000,000

                                      LOGO

                             SENIOR DEBT SECURITIES

                                  -----------

  Comdisco, Inc. (the "Company") from time to time may issue in one or more series its senior debt securities (the "Debt Securities"), up to $500,000,000 aggregate principal amount (or gross proceeds in the case of securities issued at an original issue discount), or its equivalent in such foreign currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Company at the time of offering. The Debt Securities will be offered to the public on terms determined by market conditions at the time of sale.

  The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

  Each issue of Debt Securities may vary, where applicable, as to aggregate principal amount, maturity date, public offering or purchase price, interest rate or rates and timing of payments thereof, provision for redemption, sinking fund requirements, if any, currencies of denomination or currencies otherwise applicable thereto and any other variable terms and method of distribution. No Debt Securities may be sold without delivery of a Prospectus Supplement describing such issue of Debt Securities and the method and terms of offering thereof.

                                  -----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAP-
  PROVED BY  THE SECURITIES AND EXCHANGE COMMISSION
   OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES  AND   EXCHANGE  COMMISSION  OR  ANY
    STATE SECURITIES  COMMISSION PASSED  UPON THE
    ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE  CONTRARY IS A CRIMI-
     NAL OFFENSE.

                                  -----------

  The Company may sell the Debt Securities to or through one or more underwriters, dealers or agents, and may also sell Debt Securities directly to other purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. If any agents, dealers or underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in a Prospectus Supplement. See "Plan of Distribution".

                                  -----------

                 The date of this Prospectus is        , 1995.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the
Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, Room 1102, New York, New York 10005 and the Chicago Stock Exchange, 440 S. LaSalle Street, Chicago, Illinois 60605.

  The Company has filed with the Commission a registration statement on Form S-
3 (File No.         ) (together with all amendments and exhibits, the
"Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Debt Securities and the Company, reference is made to the Registration Statement.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission (File No. 1-7725) pursuant to Section 13 of the Exchange Act and are hereby incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.

    2. The Company's Current Report on Form 8-K dated November 7, 1994, as filed with the Commission on December 6, 1994.

    3. The Company's Current Report on Form 8-K dated January 27, 1995, as filed with the Commission on January 31, 1995.

  All documents filed by the Company, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Edward A. Pacewicz, Vice President/Finance, Comdisco, Inc., 6111 North River Road, Rosemont, Illinois 60018; telephone (708) 698-3000.

                                  THE COMPANY

  Comdisco, Inc. (with its subsidiaries, the "Company" or "Comdisco") is primarily engaged in the buying, selling and leasing of new and used computer and other high technology equipment and in providing disaster recovery services (also referred to as "business continuity services"). In addition, the Company provides technology planning and asset management services, integrating leasing and business continuity services with customized asset acquisition, asset management software tools and data center moves and/or consolidations, disposition and migration strategies. These services are designed to provide integrated, long-term, cost effective asset and technological planning to users of high technology equipment.

  The Company was founded by Kenneth N. Pontikes in 1969 and incorporated in Delaware in 1971. The executive offices of the Company are located in the Chicago area at 6111 North River Road, Rosemont, Illinois 60018, and its telephone number is (708) 698-3000. At September 30, 1994, the Company had 2,118 full-time employees.

  The Company's operations are conducted through its principal office in the Chicago area and approximately fifty offices in the United States, Canada, Europe, the Pacific Rim and Australia. The Company also operates in South America, however, it does not maintain local offices. Subsidiaries in Europe and Canada offer services similar to those offered in the United States, although the Company's European leasing operations are predominately in the computer marketplace. The Company's disaster recovery activities include the domestic, Canadian and European marketplaces.

LEASING

  The Company believes it is the world's largest independent leasing company. In its leasing activities, the Company specializes in central processing units, desktop equipment, electronics, telecommunications equipment and, through a subsidiary, medical equipment.

  The Company offers its customers alternatives in managing high technology equipment needs, including the leasing of equipment. The Company works closely with its customers to develop strategies governing when and where to acquire equipment, when to upgrade existing equipment and when to order new equipment to take advantage of current technology. The Company also has the ability to act as an outlet for the equipment being displaced.

  The Company's customers include "Fortune 1000" corporations or companies of a similar size as well as smaller corporations. A substantial portion of the Company's transactions are with repeat customers. The Company's business is not dependent on any single customer or on any single source for the purchasing, selling or leasing of equipment.

COMPUTER

  Central Processing Units: The Company buys or leases, and in turn sells, leases or subleases International Business Machines ("IBM") computer equipment as well as equipment manufactured by others. The Company's sale and lease transactions include the "mainframe" central processing units, midrange, and/or various peripherals, such as printers, tape and disk drives and other equipment used with a mainframe.

  The mainframe industry has been characterized by rapid and continuous technological advances permitting broadened user applications. The introduction of new equipment and/or technology by IBM or other manufacturers does not cause existing equipment to become technically obsolete, but usually results in adjustments in the "price/performance ratio" (the number of computations or relative performance per dollar of cost) of the existing equipment. Users upgrade equipment as their existing equipment becomes inappropriate for their needs or as a result of changes in the required amount of data processing capacity. To the extent equipment replaced by newer models becomes available for remarketing, a secondary market in used equipment is created. Recent technological advances in mainframe technology by IBM have focused on

"parallel processing" systems. These systems include transaction processing and database server models, designed for both "legacy" and newer technologies in open systems.

  The Company believes that in recent years, mainframe acquisition decisions were being delayed because of concerns about the economy. The Company also believes customers delayed making hardware decisions pending release of additional information concerning new IBM product capabilities and delivery schedules. Furthermore, leasing volume in general has been impacted by consolidations and cutbacks as companies attempt to streamline operations. Industry analysts predict a slowing decline in mainframe sales, at least in the short-term, based on reports from the major mainframe manufacturers.

  The focus of the Company's activities with respect to particular models of computer equipment changes periodically as a result of changes in market conditions and advances in computer technology. In September, 1994, IBM began shipping its next-generation mainframes. These new parallel enterprise servers are expected to be positioned as price-competitive replacement models for pre-1990 IBM mainframes and the Company expects to include these models in its activities. Advances in technology, such as these servers, affect the market for computer products and may also have an impact on the way the Company has traditionally conducted its leasing activities.

  Desktop: The Company leases PC's and workstations manufactured by most of the leading manufacturers. The company's lease transactions also include high-end servers, printers and other desktop related equipment. The Company's integrated asset management software tools let customers order, track and manage their inventory of desktop equipment. The Company has business partnerships and/or vendor leasing programs with major workstation manufacturers.

  Other services: In fiscal 1994, the Company formed a systems intregation group to address the needs of the developing open systems market, including client/server (client/server computing is a type of processing in which a client requests a service or information from a server that performs the service and/or returns the requested information to the client). The Company provides products, services and consultants to assist customers in implementing or utilizing an open systems platform. Products include high-speed connectivity systems, which provide access between mainframe and open systems data at transaction-processing speeds. Services include transitional strategies, integration planning and implementation, financing (hardware and software), and business continuity planning. The Company, together with its consultants and strategic alliances with client/server product providers, provides customers with solutions based on requirements and goals.

  The Company's asset management services assists customers in: planning and implementing major data center relocations and consolidations; evaluating information technology needs and system assessments; equipment procurement strategies and timing.

OTHER HIGH TECHNOLOGY EQUIPMENT

  Medical: Through its subsidiaries, the Company leases medical and other high technology equipment to healthcare providers, including used, reconditioned medical equipment. The Company's portfolio includes angiography, MRI systems, CT Scanners and nuclear imaging devices. Additionally, the Company believes that it has the largest and most comprehensive medical equipment refurbishing center in the industry and that it was the one of the first such centers to receive ISO 9002 certification, an internationally recognized program for quality assurance in production and installation.

  Electronics: The Company leases new and used electronic manufacturing, testing and monitoring equipment, including semiconductor production equipment, automated test equipment, assembly equipment and scientific/analytical instrumentation. Additionally, the Company maintains a dedicated refurbishing and sales facility in the Silicon Valley area.

  Telecommunications: The Company buys, sells, and leases new and refurbished telecommunications equipment throughout North America. The Company also provides its customers with a market for, and a source of, used equipment. The telecommunications portfolio includes PBX systems, VSATs, voice mail, modems and bridges, routers and concentrators. The Company also reconditions and configures used systems.

  Other: The Company buys, sells and leases new and used point-of-sale terminals and leases other office equipment such as fax machines and copiers, test equipment such as oscillascopes, analyzers and testers and laboratory equipment such as microscopes and centrifuges.

  At September 30, 1994, cost at lease inception of other high technology equipment was approximately $3.0 billion, or approximately 46% of the Company's total equipment cost at lease inception of $6.5 billion.

  The Company competes in the leasing marketplace as a lessor and as a dealer of new and used computer and selected other high technology equipment. The Company competes with different firms in each of its activities. The Company's competition includes equipment manufacturers such as IBM, Hewlett Packard, Amdahl, Hitachi Data Systems, AT&T, Rolm, Hitachi Medical Systems, Siemens Medical Systems and General Electric, other equipment dealers, brokers and leasing companies (including captive or related leasing companies of IBM, AT&T and General Electric and others) as well as financial institutions, including commercial banks and investment banking firms. While its competitive methodologies will differ, in general, the Company competes mainly on the basis of its expertise in remarketing equipment, terms offered in its transactions, its reliability in meeting its commitments, its manufacturers independence and its ability to develop and offer alternative solutions and options to high technology equipment users. The Company believes it is a full service lessor.

  In mainframes the Company believes that it competes primarily with the manufacturers and their captive or related leasing companies, if any, and with a few other leasing companies. The Company also believes that, aside from IBM and its captive leasing company, IBM Credit Corporation ("ICC"), it is one of the largest purchasers, sellers and lessors of IBM equipment. The Company does not believe that a significant amount of used IBM equipment is sold independently by owner-users of the equipment to other owner-users. The Company's continued ability to compete effectively may be affected by policies of IBM.

  In desktop, medical, electronics and telecommunications, the Company believes it competes with the manufacturers and their captive leasing companies and approximately five significant leasing companies, as well as banks and other lessors and financial and lending institutions throughout the United States and Canada. In its other services, the Company competes with manufactures and other national and regional consulting and services organizations.

  The Company's continued ability to compete is also affected by its ability to attract and retain well qualified personnel and the availability of financing.

DISASTER RECOVERY SERVICES

  These services include emergency data processing backup, principally for large system users of IBM and IBM-compatible equipment, workarea recovery, voice recovery, consulting services in business continuity planning as well as other related data processing services, throughout the United States, Canada and Europe. These services are designed to help minimize the impact of a significant interruption of the operations of, or inaccessibility to, the customer's data processing facility and/or communications network. The Company also provides backup capabilities for Digital Equipment Corporation, IBM midrange processors, Unisys, Hewlett Packard, Stratyis, and Tandem System equipment users.

  The Company believes that it competes with approximately five significant domestic companies, including IBM and SunGard Data Systems, Inc., as well as other regional firms in the domestic, Canadian and European marketplace, which provide contract disaster recovery services and that it is one of the largest international provider of such services.

  Through its network and facilities strategy entitled CDRS Net, the Company offers customers access to its North American facilities, including a range of data processing recovery services at hot sites, Customer Control Centers ("CCC") and shell sites. Hot sites are equipped computer facilities that include central processing units, peripherals and communications equipment. A CCC interfaces customers to geographically separated hot site by means of telecommunications lines. A shell site contains the power, environmental and support equipment necessary for the installation of replacement computer equipment by the customer. Most facilities also include workarea recovery capability. In September, 1994, the Company completed an expansion and service enhancement project that included what the Company believes was the industry's first recovery center dedicated to client/server environments. Enhanced capabilities include client/server platforms, workareas, open systems networks, midrange and mainframe computers.

  Of the Company's twenty-eight disaster recovery services locations, nine serve as regional recovery centers providing hot site and/or shell site services. These nine regional recovery centers serve major commercial centers, including New York, Chicago, Northern and Southern California, Texas, Georgia, as well as a location in Southern New Jersey that serves the Mid-Atlantic region and a center located in Toronto, Canada. Each recovery center has at least one hot site or CCC and includes telecommunications capabilities, conference rooms, office space, support areas, and appropriate on-site technical personnel.

                            SELECTED FINANCIAL DATA

  The following summary of certain financial information is qualified by reference to the financial statements and other information and data contained in the documents incorporated herein by reference (see "Incorporation of Certain Documents by Reference"). The financial data of the Company for the five years ended September 30, 1994 were derived from audited financial statements. All per share amounts and common equivalent shares outstanding have been adjusted to reflect a 5% stock dividend distributed on March 30, 1992 to stockholders of record as of March 12, 1992. This summary should be read in conjunction with the consolidated financial statements and the notes thereto incorporated herein by reference.

                           FISCAL YEAR ENDED SEPTEMBER 30,
                          ---------------------------------------
                           1994    1993    1992     1991    1990
                          ------  ------  ------   ------  ------
                                   (IN MILLIONS EXCEPT FOR
                             SELECTED RATIOS AND PER SHARE DATA)
OPERATING DATA
Revenue.................  $2,098  $2,153  $2,205   $2,174  $1,920
Earnings from continuing
 operations before in-
 come taxes, extraordi-
 nary items and
 cumulative effect of
 change in accounting
 principle
 (1)(2)(3)(4)(5)(6).....      89     144      34      136     134
Earnings from continuing
 operations before ex-
 traordinary items and
 cumulative effect of
 change in accounting
 principle
 (1)(2)(3)(4)(5)(6).....      53      87      20       83      83
Earnings per common and
 common equivalent share
 from continuing opera-
 tions before extraordi-
 nary items and cumula-
 tive effect of change
 in accounting principle
 (1)(2)(3)(4)(5)(6).....    1.16    1.97    0.49     2.03    1.95
Net earnings (loss) per
 share to common stock-
 holders
 (1)(2)(3)(4)(5)(6).....    1.16    1.97   (0.21)    1.69    2.23
Net leased assets.......   3,840   3,907   4,154    3,982   3,911
Total assets............   4,807   4,960   5,236    5,006   4,785
Equipment purchased for
 leasing................   1,433   1,547   1,915    1,928   1,825
CASH FLOW DATA
Total expected future
 contractual cash re-
 ceipts at year end:
From leasing activities
 (7)....................  $3,660  $3,755  $4,086   $3,923  $3,922
From disaster recovery
 contracts (7)..........     525     510     515      440     400
                          ------  ------  ------   ------  ------
Total expected future
 contractual cash re-
 ceipts.................  $4,185  $4,265  $4,601   $4,363  $4,322
                          ======  ======  ======   ======  ======
Net cash provided by op-
 erating activities.....  $1,639  $1,873  $1,833   $2,020  $1,495
CAPITALIZATION
Discounted lease rentals
 (secured nonrecourse)..  $1,548  $1,670  $1,823   $1,900  $2,047
Term notes payable--se-
 cured..................      54      56      58       60      61
Notes payable...........     593     655     766      353     589
Term notes payable......     237     150     180      266      36
Senior notes............   1,040   1,107   1,062    1,029     792
Subordinated debentures
 (net of bond discount).      33      12      14      147     132
                          ------  ------  ------   ------  ------
Total debt..............   3,505   3,650   3,903    3,755   3,657
                          ------  ------  ------   ------  ------
Preferred Stock.........     100     100      75      --      --
Common stockholders' eq-
 uity...................     641     639     624      634     589
                          ------  ------  ------   ------  ------
Total capitalization....  $4,246  $4,389  $4,602   $4,389  $4,246
                          ======  ======  ======   ======  ======
SELECTED RATIOS
Net cash provided by op-
 erating
 activities/Total debt..    46.8%   51.3%   47.0%    53.8%   40.9%
Total expected future
 contractual cash
 receipts/Total debt....     1.2     1.2     1.2      1.2     1.2
Percentage of equipment
 purchased for leasing
 financed by secured
 nonrecourse debt.......    50.6%   49.3%   42.5%    44.1%   48.0%
Total debt/Stockholders'
 equity.................     4.7     4.9     5.6      5.9     6.2
Return on average common
 stockholders' equity
 (8)....................     6.9%   12.7%   (1.4)%   11.3%   16.7%

- --------
(1) Effective October 1, 1992, the Company adopted FASB Statement No. 109 ("FAS 109"), "Accounting for Income Taxes." As permitted by FAS 109, the Company has elected not to restate the financial statements of any prior year.

- --------
(2) In fiscal 1991 and 1992, IBM and ICC filed actions against the Company. Additional costs associated with these lawsuits, including outside legal counsel and additional in-house personnel, resulted in increased selling, general and administrative expenses in fiscal years 1991, 1992, 1993 and 1994. During fiscal year 1992, the Company established a $20 million litigation reserve ($12 million after-tax) to cover estimated costs associated with the ultimate resolution of these matters, and increased this reserve by $10 million ($6 million after tax) in fiscal year 1994. On August 26, 1994, the Company entered into a settlement with IBM and ICC pursuant to which, among other things, the lawsuits were dismissed, the parties exchanged mutual releases of claims and the Company paid IBM $70 million. See Notes 8 and 9 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, incorporated herein by reference for additional information.

(3) During the quarter ended March 31, 1992, the Company recorded a $25 million charge for estimated receivables losses ($15 million after-tax), reflecting continued uncertainty in the U.S. economy and its impact on the Company's receivables and the credit quality of the Company's lease portfolio.

(4) During the quarter ended March 31, 1992, the Company undertook several actions to realign its businesses, reduce its overall cost structure and withdraw from the leasing of certain high technology equipment. These actions resulted in a restructuring charge of $35 million ($21 million after-tax) for anticipated employee severance programs, primarily related to planned reorganizations of the Company's headquarters and U.S. marketing operations, lease termination costs for excess facilities, and for the estimated cost to withdraw from leasing of identified product lines. The restructuring plan is complete and requires no future cash outlays.

(5) On November 11, 1991, the Company's Board of Directors decided to discontinue the Company's involvement in the oil and gas business. In fiscal 1991, the Company recorded a non-cash charge of $15 million, net of income tax benefits of $10 million, related to its interest in an oil and gas joint venture. The charge was primarily the result of engineering studies which revealed a net reduction in the estimated net present value of proved reserves. Based on certain events occurring in fiscal 1993, management revised its estimate of the net realizable value of the company's oil and gas investment, resulting in a loss provision of $33 million ($20 million after-tax). In September, 1994, the joint venture adopted a plan of dissolution and transferred certain assets, specifically the leases, personal property and incidental rights and the crude oil and other hydrocarbons, along with the assumption of certain liabilities, for a minority interest in Consolidated Oil & Gas, Inc. The exchange was based on the estimated fair market value of the assets, which approximated net book value. The Company's assets remaining in the joint venture, though immaterial, are expected to be disposed of during fiscal 1995.

  See Note 11 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, incorporated herein by reference, for additional information regarding discontinued oil and gas operations.

(6) In fiscal 1992, the Company purchased $28 million and redeemed the balance of its outstanding 9.65% Senior Subordinated Debentures at 100.8% of the principal amount. The difference between the purchase and/or redemption price and the outstanding principal amount, along with remaining unamortized bond discount of $41 million, were recorded as an extraordinary loss of $42 million ($25 million after-tax).

   During fiscal 1992, the Company purchased $33 million and redeemed the balance of its outstanding 10% Senior Notes. The difference between the purchase and/or redemption price and the outstanding principal amount, along with remaining deferred issuance costs of $1 million, were recorded as an extraordinary loss of $6 million ($4 million after-tax).

(7) Expected cash to be provided from existing contracts includes the firm, noncancellable rents, disaster recovery subscription fees and rents receivable on equipment leased from others. See Note 5 of Notes to

   Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, incorporated herein by reference, for additional information. Estimated cash to be provided from the remarketing of residuals is excluded.

(8) Return on average common stockholders' equity is based on net earnings
    (loss) to common stockholders.

LIQUIDITY AND CAPITAL RESOURCES

  The Company utilizes a variety of financial instruments, in addition to internally generated funds, to fund its short and long term needs. The Company believes that its current financial resources and estimated cash flow from operations are adequate to fund anticipated future growth and operating requirements.

  Cash payments for equipment acquired for lease in the fiscal year ended September 30, 1994 were $1.433 billion. This compares to cash payments of $1.547 billion for equipment acquired for lease in the fiscal year ended September 30, 1993.

  Capital expenditures for equipment are generally financed by cash provided by operating activities, recourse debt, or by assigning the noncancellable lease rentals to various financial institutions at fixed interest rates on a nonrecourse basis. Net cash provided by operating activities for the fiscal year ended September 30, 1994 was $1.639 billion, compared to $1.873 billion for the year earlier period. Cash provided by operations has been used to finance equipment purchases and, accordingly, has had a positive impact on the level of borrowing required to support the Company's investment in its lease portfolio.

  The Company's external financial resources include the following:

     ^ The Company has historically utilized its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. As of September 30, 1994, such borrowings were $1.5 billion. During the last five years, these borrowings provided cash totalling $4.0 billion. In fiscal 1994, 51% of equipment purchased for leasing was financed by these secured nonrecourse borrowings, up from 49% in fiscal 1993. See Note 6 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, incorporated herein by reference, for additional information.

    ^ At September 30, 1994, the Company had $1.1 billion of available domestic and international borrowing capacity under various lines of credit from commercial banks and commercial paper facilities, of which $457 million was unused.

    ^ The average daily interest-bearing liabilities outstanding, including term notes, during fiscal 1994 were approximately $3.6 billion with a related weighted average interest rate of 7.19%. This compares to average daily interest-bearing liabilities during fiscal 1993 of approximately $3.7 billion, with a related weighted average interest rate of 7.73%.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated.

                      FISCAL YEAR ENDED SEPTEMBER 30,
      ----------------------------------------------------------------------------------------------
      1994          1993               1992               1991               1990               1989
      ----          ----               ----               ----               ----               ----
      1.27          1.42               1.09               1.33               1.35               1.51

  For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges and income taxes to net earnings to common stockholders without taking into account earnings and losses attributed to the discontinued operations and extraordinary items. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs, and one-third of rental expense, which is assumed to be the representative interest portion of rental expense.

                                USE OF PROCEEDS

  Unless otherwise stated in the accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including equipment purchases, repayment of short-term debt and redemption or repurchase of senior debt. Pending such applications, the net proceeds may be temporarily invested in cash equivalents. Management of the Company expects that it will, on a recurrent basis, engage in additional financings as the need arises to finance the growth of the Company or to lengthen the average maturity of its borrowings.

                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued under an Indenture, dated as of February 1, 1995 (the "Indenture"), between the Company and The Fuji Bank and Trust Company, as trustee (the "Trustee"). The terms of the Debt Securities include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the holders of Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Debt Securities and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture (including the definitions therein of certain terms) and the Trust Indenture Act. The term "Debt Securities", as used under this caption, refers to all Securities issued or issuable from time to time under the Indenture. The particular terms of the Debt Securities offered by a Prospectus Supplement and the extent, if any, to which such general provisions may apply to Debt Securities, will be described in the Prospectus Supplement relating to such Debt Securities.

GENERAL

  The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations ranking equally with each other and with other unsecured and unsubordinated indebtedness of the Company.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities: (i) the title of the Debt Securities; (ii) any limit on the aggregate principal amount of the Debt Securities; (iii) whether the Debt Securities are to be issuable as Registered Securities or Bearer Securities or both and whether the Debt Securities may be represented in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and, if other than as provided in Section 304 or Section 305 of the Indenture, as applicable, whether and the circumstances under which beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series of like tenor and of any authorized form and denomination; (iv) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (v) the date or dates on which the principal of the Debt Securities is payable or the method of determination thereof; (vi) the rate or rates at which the Debt Securities will bear interest, if any, and the date or dates from which such interest, if any, will accrue; (vii) the Interest Payment Dates for any interest payable on any Debt Securities which are Registered Securities; (viii) the person to whom any interest will be payable on any Debt Securities which are Registered Securities, if other than the person in whose name the Debt Securities are registered at the close of business on the Regular

Record Date for such interest; (ix) the manner in which, or the person to whom, any interest on any Debt Securities which are Bearer Securities will be payable, if other than upon presentation and surrender of the coupons appertaining thereto, and the extent to which, or the manner in which, any interest payable on a temporary or permanent global Debt Security on an Interest Payment Date will be paid; (x) any mandatory or optional sinking fund or analogous provisions and any provisions for the remarketing of the Debt Securities; (xi) each office or agency where, subject to the terms of the Indenture as described below, the principal of and interest, if any, on the Debt Securities will be payable and each office or agency where, subject to the terms of the Indenture as described below, the Debt Securities may be presented for exchange and Debt Securities which are Registered Securities may be presented for registration of transfer; (xii) the date, if any, after or on which and the price or prices at which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denomination in which any Debt Securities which are Registered Securities will be issuable, if other than the denomination of $1,000 and integral multiples thereof, and the denominations in which any Debt Securities which are Bearer Securities will be issuable, if other than denominations of $5,000 and $100,000; (xiv) the currency or currencies, including composite currencies, of payment of principal of and interest, if any, on the Debt Securities, if other than U.S. dollars, and if other than U.S. dollars, whether the Debt Securities may be satisfied and discharged other than as provided in Article Four of the Indenture; (xv) if the amount of payments of principal of and interest, if any, on the Debt Securities is to be determined by reference to an index, formula or other method, or based on a coin or currency other than that in which the Debt Securities are stated to be payable, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto; (xvi) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof pursuant to an Event of Default; (xvii) if other than as defined in the Indenture, the meaning of "Business Day" when used with respect to the Debt Securities; (xviii) if the Debt Securities may be issued or delivered (whether upon original issuance or upon exchange of a temporary Security of such series or otherwise), or any installment of principal or interest is payable, only upon request of certain certificates or other documents or satisfaction of other conditions in addition to those specified in the Indenture, the forms and terms of such certificates, documents or conditions; (xix) information with respect to book-entry procedures, if any;
(xx) whether and under what circumstances the Company will pay additional amounts ("Additional Amounts") in respect of Debt Securities held by a person who is not a U.S. person (as defined below) in respect of specified taxes, assessments or other governmental charges and whether the Company has the option to redeem the affected Debt Securities rather than pay such Additional Amounts; and (xxi) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities. The variable terms of the Debt Securities are subject to change from time to time, but no such change will affect any Debt Security already issued or as to which an offer to purchase has been accepted by the Company.

  Debt Securities issued under the Indenture may be sold at a discount below their principal amount. Special United States Federal income tax considerations applicable to Debt Securities issued at an original issue discount will be described in any applicable Prospectus Supplement. Special United States Federal income tax considerations or other restrictions or terms applicable to any Debt Securities which are (i) issuable in bearer form, (ii) offered exclusively to United States Aliens (as defined in the Indenture) or (iii) denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

  Reference is made to the Prospectus Supplement for the terms of the Debt Securities being offered thereby.

  The Debt Securities may be issued, to the extent provided in the Prospectus Supplement, in fully registered form without coupons, and/or in bearer form with or without coupons ("Bearer Securities"), and in denominations set forth in the Prospectus Supplement.

  The provisions of the Indenture described above provide the Company with the ability, in addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

  The Indenture does not include covenants of the Company restricting its ability to incur additional debt.

  Principal and interest, premium and Additional Amounts, if any, will be payable in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement relating thereto, provided that payment of any interest and any Additional Amounts may be made at the option of the Company by check mailed to the holders of registered Debt Securities at their registered addresses.

  Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement relating thereto. Debt Securities in bearer form and the coupons, if any, pertaining thereto will be transferable by delivery. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

LIMITATIONS ON ISSUANCE AND SALE OF BEARER SECURITIES

  In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold or delivered during the "restricted period" as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (the "D Rules") (in general, the restricted period is the first 40 days after the closing date and, with respect to unsold allotments, until sold), in the United States or to United States persons (each as defined below) except to the extent permitted under the D Rules, and any underwriters, agents and dealers participating in the offering of Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons, except to the extent permitted under the D Rules, nor deliver Bearer Securities within the United States.

  Specific requirements of the D Rules and other relevant United States Treasury regulations affecting Bearer Securities will be described in the applicable Prospectus Supplement.

  As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States and an estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the States and the District of Columbia) and its possessions including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Debt Security may be issued in either registered or bearer form and in either temporary or definitive form. A Debt Security in global form may not be transferred except as a whole by the Depositary for such Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which the beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depository arrangement with respect to any such global Debt Security.

MERGER AND CONSOLIDATION

  Under the Indenture, the Company may consolidate or merge with or into any other corporation, and the Company may sell, lease or convey all or substantially all of its assets to any corporation, organized and existing under the laws of the United States of America or a State thereof, provided that (i) the corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received such assets shall assume payment of the principal of (and premium, if any) and interest on the Debt Securities and the performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company, and
(ii) the Company or such successor corporation shall not immediately thereafter be in default under the Indenture.

MODIFICATION OF THE INDENTURE AND WAIVER

  Modification and amendment of the Indenture may be effected by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each of the Outstanding Debt Securities affected thereby, (a) change the maturity of any installment of principal of, or interest on, or change the obligation of the Company to pay Additional Amounts (other than as provided in the Indenture) with respect to, any Debt Security or change the Redemption Price; or (b) reduce the principal amount of, or interest on, or Additional Amounts payable with respect to, any Debt Security, or reduce the amount of principal which could be declared due and payable prior to maturity; (c) change the place or currency of any payment of principal or interest on any Debt Security, except as may otherwise be provided in the Indenture; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required to modify or amend the Indenture; or (f) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities necessary to waive any past default to less than a majority. Except with respect to certain fundamental provisions, the Holders of at least a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture. The Indenture also contains provisions permitting the Company and the Trustee to effect certain modifications and amendments without the consent of the Holders to cure ambiguities, correct inconsistencies and make other changes, provided such modifications and amendments do not adversely affect the interest of the Holders in any material respect.

EVENTS OF DEFAULT

  Unless otherwise described in the applicable Prospectus Supplement, under the Indenture, the following will be Events of Default with respect to Debt Securities of any series under the Indenture: (a) default in the payment of any interest or Additional Amounts upon any of the Debt Securities of that series when due, continued for 30 days; (b) default in the payment of any principal or premium, if any, on any of the Debt Securities of that series when due, whether at maturity, upon declaration of acceleration, notice of redemption, request for repayment, or otherwise; (c) default in the deposit of any sinking fund payment, when due, in respect of any of the Debt Securities of that series; (d) default in the performance of any covenant of the Company, contained in the Indenture (other than a covenant expressly included in the Indenture for the benefit of a series of Debt Securities other than such series or otherwise expressly dealt with in the Indenture or the Debt Securities) continued for 60 days after written notice as provided in the Indenture; (e) default in the payment when due (subject to any applicable grace period), whether at stated maturity or otherwise, of any principal of or interest on (however designated) any indebtedness for borrowed money of, or guaranteed by, the Company (other than the Debt Securities of any series and other than non-recourse indebtedness) in an aggregate principal amount exceeding 5% of the consolidated net worth of the Company and its subsidiaries (determined as of the most recent fiscal quarter for which a balance sheet is available), whether such indebtedness now exists or shall hereafter be created, which default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable and the Trustee receives written notice from a Holder or the Company of such declaration; provided, however, that if any such acceleration shall subsequently be rescinded or annulled (including through the discharge of the accelerated indebtedness) prior to the obtaining of any judgment or decree for the payment of any money due on such indebtedness or the actual payment of money due on such indebtedness, any acceleration with respect to Debt Securities of any series consequent solely on such other acceleration shall likewise be deemed rescinded or annulled without further action on the part of any Holders; provided, further, that for a default other than a default in payment, so long as the Company is contesting in good faith such event of default and the Company delivers to the Trustee a certificate that the Company is contesting in good faith the existence of such event of default, then no Event of Default shall be deemed to exist under this clause; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default established with respect to Debt Securities of that series. The Trustee may withhold notice to the Holders of any series of Debt Securities issued under the Indenture of any default (except in the payment of principal, premium, if any, or interest, if any, on any of the Debt Securities of such series or in the making of any sinking fund installment) if it considers it in the interest of such Holders to do so. No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under the Indenture.

  If an Event of Default with respect to Outstanding Debt Securities of any series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all Outstanding Debt Securities of that series (or such lesser amount as may be provided for in the Debt Securities of that series) and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately. At any time after a declaration of acceleration has been made with respect to Debt Securities of any series, but before a judgment or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been remedied or waived.

  Any default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of all Outstanding Debt Securities of that series, except a default in the payment of principal or premium, if any, or interest or Additional Amounts, if any, on any of the Debt Securities of that series or a default in respect of a covenant or provisions which cannot be modified or amended without the consent of the Holder of each of the Outstanding Debt Securities of such series affected. Upon any such waiver, such default shall cease to exist and any Event of Default arising from it shall be deemed to be cured.

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, provided that such direction shall not be in conflict with any rule of law or the Indenture and the Trustee determines that the action so directed is not unduly prejudicial to the rights of other Holders of such series. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

  The Company is required to file with the Trustee annually a written statement as to the presence or absence of certain defaults under the Indenture and compliance by the Company with all conditions and covenants under the Indenture.

CONCERNING THE TRUSTEE

  The Trustee has its principal office at Two World Trade Center, New York, New York 10048. The Trustee's offices for the purpose of presenting Securities for payment or registration of transfer or exchange are located at the same address. The Company has leased equipment to the Trustee and provides it with business continuity services through its subsidiaries. The Trustee is one of several core relationship banks which provide credit and banking services to the Company and its subsidiaries, both domestically and internationally.

                              PLAN OF DISTRIBUTION

  The Company may sell any of the Debt Securities directly to purchasers, or through agents, dealers, or underwriters.

  The Prospectus Supplement and Pricing Supplement, if any, set forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement and any such Pricing Supplement relate, including (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such series of Debt Securities,
(ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Company, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the Prospectus Supplement relating to such series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Offers to purchase the Debt Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any agent involved in the offering and sale thereof in respect of which this Prospectus is delivered is named and any commissions payable by the Company to such agent are set forth in the Prospectus Supplement relating to such series. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If the sale is accomplished through an underwriter or underwriters, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them, and the names of the underwriters (including identification of any managing underwriter or underwriters) and the terms of the transaction will be set forth in the Prospectus Supplement, which, together with this Prospectus, will be used by the underwriters to make resales of the Debt Securities in respect of which the Prospectus Supplement and this Prospectus is delivered to the public.

  If so indicated in an applicable Prospectus Supplement, the Company will authorize underwriters, agents or dealers to solicit offers by certain institutions to purchase Debt Securities to which such Prospectus Supplement relates pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each of the Contracts will be for an amount not less than, and, unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such Contracts shall not be less or more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that (i) the purchase by an institution of Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the particular Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of such Debt Securities less the amount thereof covered by such arrangements. Underwriters, agents or dealers will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

  Underwriters, agents and dealers may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  Underwriters, agents and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Debt Securities will be passed upon for the Company by Jeremiah M. Fitzgerald, Esq., Vice President and General Counsel of the Company and for the underwriters, agents and dealers by Brown & Wood, New York, New York. Certain other legal matters will be passed upon for the Company by McBride Baker & Coles, Chicago, Illinois. Mr. Fitzgerald beneficially owns 10,102 shares of the Company's Common Stock and holds options, granted under the Company's stock option plans, to purchase an additional 29,143 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedules of Comdisco, Inc. and subsidiaries as of September 30, 1994 and 1993 and for each of the years in the three-year period ended September 30, 1994 incorporated herein by reference to the Annual Report on Form 10-K of the Company for the year ended September 30, 1994 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDER-WRITER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               -----------------

                               TABLE OF CONTENTS

                          PAGE
                          ----
Available Information...    2
Incorporation of Certain
 Documents by Reference.    2
The Company.............    3
Selected Financial Data.    7
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends..............    9
Use of Proceeds.........   10
Description of Debt Se-
 curities...............   10
Plan of Distribution....   15
Legal Matters...........   16
Experts.................   16

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 $500,000,000

                                     LOGO

                            SENIOR DEBT SECURITIES

                               -----------------

                                  PROSPECTUS

                               -----------------

                                        , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      All dollar amounts in the following tables are estimated other than the amounts of the registration fee under the Securities Act of 1933.

       Securities and Exchange Commission filing fee............... $172,415.00
       Printing fees and expenses..................................   50,000.00
       Auditors' fees and expenses.................................   25,000.00
       Legal fees and expenses.....................................   55,000.00
       Blue sky qualification and legal investment survey fees and
        expenses (including counsel fees)..........................   15,000.00
       Trustee fees and expenses...................................   15,000.00
       Rating Agency fees and expenses.............................  150,000.00
       Miscellaneous...............................................    2,585.00
                                                                    -----------
           Total................................................... $485,000.00
                                                                    ===========

ITEM 15.INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145. Article VIII of the by-laws of the Registrant provides, in substance, that the Registrant will indemnify its directors and officers to the full extent permitted by Section 145 of the DGCL. Also, as permitted by the DGCL, Article 13 of the Registrant's Restated Certificate of Incorporation eliminates the personal liability of each director of the Registrant to the Registrant or its stockholders for monetary damages arising out of or resulting from any breach of his fiduciary duty as a director, except where such director (i) breached his duty of loyalty to the Registrant or its stockholders, (ii) failed to act in good faith or engaged in intentional misconduct or a knowing violation of the law, (iii) violated Section 174 of the DGCL or (iv) obtained an improper personal benefit.

      The Registrant maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including, subject to certain exemptions, liabilities under the Securities Act of 1933.

      Reference is made to the form of Underwriting Agreement filed as
    Exhibit 1.1 hereto and to the form of Distribution Agreement filed as
    Exhibit 1.2 hereto for a description of the indemnification arrangements in connection with any offering through underwriters or agents of the Securities registered hereby. Similar indemnification provisions were contained in the underwriting agreements, distribution agreements and other agreements executed in connection with prior offerings and sales of securities by the Registrant.

ITEM 16.LIST OF EXHIBITS.

                                                                       PAGE
                                                                      NUMBERS
                                                                    OF EXHIBITS
     EXHIBIT                                                           FILED
     NUMBER                         EXHIBIT                          HEREWITH
     -------                        -------                         -----------
       1.1   --Form of Underwriting Agreement for Debt Securities
       1.2   --Form of Distribution Agreement for Debt Securities
       4.1   --Form of Indenture between the Registrant and Fuji
              Bank & Trust Co. as Trustee. The form or forms of
              Senior Debt Securities with respect to each partic-
              ular offering will be filed as an exhibit to a Cur-
              rent Report on Form 8-K and incorporated herein by
              reference.
       5     --Opinion of Jeremiah M. Fitzgerald, Esq., Vice
              President and General Counsel of the Registrant
      12     --Statement Regarding Computation of Ratios (incor-
              porated by reference to Exhibit 12 to the Regis-
              trant's Annual Report on Form 10-K for the fiscal
              year ended September 30, 1994)
      23.1   --Consent of KPMG Peat Marwick LLP
      23.2   --Consent of Jeremiah M. Fitzgerald (contained in
              the opinion filed as Exhibit 5 to this Registration
              Statement)
      24     --Powers of Attorney of Directors and Officers of
              the Registrant (included on signature page)
      25     --Statement of Eligibility on Form T-1 of The Fuji
              Bank and Trust Company

ITEM 17.UNDERTAKINGS

      The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                (b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                (c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement;

        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

        (4) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above in
    Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE VILLAGE OF ROSEMONT, STATE OF ILLINOIS, ON FEBRUARY 9, 1995.

                                          COMDISCO, INC.

                                                    /s/ Jack Slevin
                                          By___________________________________
                                                  Jack Slevin, President

                        POWER OF ATTORNEY AND SIGNATURES

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JACK SLEVIN, JOHN J. VOSICKY AND WILLIAM N. PONTIKES, OR ANY ONE OF THEM, EACH WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, SUCH PERSON'S TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, IN SUCH PERSON'S NAME AND ON SUCH PERSON'S BEHALF, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT, INCLUDING ANY POST-EFFECTIVE AMENDMENTS, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
/s/ Jack Slevin
- ------------------------------------
(Jack Slevin)                        Chairman of the Board,
                                      President and Director
                                      (Principal Executive
                                      Officer)
/s/ John J. Vosicky
- ------------------------------------
(John J. Vosicky)                    Executive Vice
                                      President/Chief Financial
                                      Officer and Treasurer
                                      (Principal Financial
                                      Officer) and Director
/s/ David J. Keenan
- ------------------------------------
(David J. Keenan)                    Vice President, Controller
                                      and Chief Accounting
                                      Officer
/s/ Robert A. Bardagy
- ------------------------------------
(Robert A. Bardagy)                  Director
/s/ Edward H. Fiedler, Jr.
- ------------------------------------
(Edward H. Fiedler, Jr.)             Director
/s/ C. Keith Hartley
- ------------------------------------
(C. Keith Hartley)                   Director
/s/ Thomas H. Patrick
- ------------------------------------
(Thomas H. Patrick)                  Director                       February 9, 1995
/s/ William N. Pontikes
- ------------------------------------
(William N. Pontikes)                Director
/s/ Nicholas K. Pontikes
- ------------------------------------
(Nicholas K. Pontikes)               Director
/s/ Basil R. Twist, Jr.
- ------------------------------------
(Basil R. Twist, Jr.)                Director
/s/ Rick Kash
- ------------------------------------
(Rick Kash)                          Director
/s/ Alan J. Andreini
- ------------------------------------
(Alan J. Andreini)                   Director
/s/ Philip A. Hewes
- ------------------------------------
(Philip A. Hewes)                    Director